FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2015

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:	SYNGENTA AG
Disclosure:	“Syngenta statement on unsolicited preliminary approach from Monsanto”

Herewith we furnish a press release related to Syngenta AG. The full text of the press release is the following:

# # #

Syngenta International AG		Media contacts:		Analyst/Investor contact:

Media Office		Paul Barrett		Jennifer Gough
CH-4002 Basel		Switzerland	+41 61 323 2323	Switzerland	+41 61 323 5059
Switzerland				USA	+1 202 737 6521
Tel:	+41 61 323 2323
Fax:	+41 61 323 2424	Brunswick Jon Coles/ Richard Jacques (UK) +44 207 404 5959 Monika Driscoll/Tripp Kyle (US)		Lars Oestergaard Switzerland USA	+41 61 323 6793 +1 202 737 6520
www.syngenta.com		+1 (212) 333 3810

Basel, Switzerland, May 8, 2015

Syngenta statement on unsolicited preliminary approach from Monsanto

Noting media reports, the Board of Syngenta confirms that it has received an unsolicited proposal from Monsanto to acquire the company at a price of CHF449 per Syngenta share with approximately 45 percent in cash.  Syngenta’s Board of Directors, in conjunction with its legal and financial advisers, has undertaken a thorough review of all aspects of Monsanto’s offer and has unanimously determined to reject Monsanto’s proposal as it is not in the best interests of Syngenta, its shareholders and its stakeholders.  The offer fundamentally undervalues Syngenta’s prospects and underestimates the significant execution risks, including regulatory and public scrutiny at multiple levels in many countries.

Michel Demaré, Syngenta Chairman said, “Syngenta is the world leader in Crop Protection, the number three in Seeds and the first company to introduce integrated solutions for growers.  Monsanto’s proposal does not reflect the outstanding growth prospects of Syngenta’s integrated strategy and the significant future value potential of the company’s crop-focused innovation and market leading positions.

“While Syngenta’s valuation is currently affected by short term currency and commodity price movements, the business outlook is strong, with emerging markets accounting for over 50% of our sales.  Our integrated strategy has been particularly successful in these markets which in 2014 registered double digit growth rates for the fifth consecutive year, and which represent a major part of the future growth potential for our industry.  Recently launched new products are achieving rapid sales growth globally as growers demand the latest technologies, and we have a strong pipeline of innovative crop protection products in development, which have total peak sales potential of over $3 billion.

“In 2015, we are on track to achieve the first $265 million of savings from our Accelerating Operational Leverage Program, and we are targeting savings of $1 billion in 2018.  This will allow us to realize the full benefits of the integrated strategy and will ensure that increases in profitability are sustained for the benefit of Syngenta’s shareholders.”

Syngenta – May 8, 2015 / Page 1 of 2

Syngenta is one of the world's leading companies with more than 29,000 employees in over 90 countries dedicated to our purpose: Bringing plant potential to life. Through world-class science, global reach and commitment to our customers we help to increase crop productivity, protect the environment and improve health and quality of life. For more information about us please go to www.syngenta.com.

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract there for.

Syngenta – May 8, 2015 / Page 2 of 2

SYNGENTA AG

Date:	May 8, 2015	By:	/s/ Dr. Tobias Meili
			Name:	Dr. Tobias Meili
			Title:	Head Corporate Legal Affairs

		By:	/s/ Brigitte Benz
			Name:	Brigitte Benz
			Title:	Head Shareholder Services & Group Administration